Exhibit 99.1

OPTION AGREEMENT

This Option Agreement, dated as of June 29, 2007 (this “Agreement”), is entered into by and between ASC ACQUISITION LLC, a Delaware limited liability company (“Buyer”) and HEALTHSOUTH CORPORATION, a Delaware corporation (“Seller”).

WHEREAS, Buyer and Seller are parties to that certain Amended and Restated Stock Purchase Agreement dated as of March 25, 2007 (the “Purchase Agreement”), pursuant to which, among other things, Seller will sell to Buyer, and Buyer will purchase from Seller, all of Seller’s right, title and interest in and to the Seller’s Surgery Centers Division by way of purchase of all of the outstanding equity interests of SURGICAL CARE AFFILIATES, LLC (formerly known as Surgery Holdings, LLC), a Delaware limited liability company and wholly owned subsidiary of Seller (the “Company”) (except as otherwise provided herein, capitalized terms which are used but not otherwise defined in this Agreement have the respective meanings ascribed to such terms in the Purchase Agreement);

WHEREAS, pursuant to the Purchase Agreement, Buyer desires to grant Seller an option to purchase limited liability company Units (as hereinafter defined) of Buyer on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, pursuant to the Amended and Restated Limited Liability Company Operating Agreement of Buyer, dated as of June 29, 2007 (the “Operating Agreement”), by and among TPG Partners V, L.P. (“Sponsor”) and the other parties set forth on Schedule A thereto (the “Members”), Sponsor and the Members own all of the issued and outstanding Units;

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

1. Grant of Option. Pursuant to, and subject to, the terms and conditions set forth herein, Buyer hereby irrevocably grants to Seller an option (the “Option”) to purchase 5% of the Units issued and outstanding as of the Closing Date (the “Option Units”). The Exercise Price (as hereinafter defined) and the number of Option Units shall be subject to adjustment as set forth in Section 10 below.

2. Exercise Price. The exercise price of each Option Unit hereby granted shall be $100 per Unit (such price, as may be adjusted pursuant to Section 10 below, the “Exercise Price”); provided that the Exercise Price shall be increased by 15%, compounding annually, on each anniversary of the date hereof (the “Issuance Date”).

3. Vesting. The Option shall be fully vested and shall become exercisable in whole, but not in part, at any time upon and following the occurrence of (i) a registered public offering that results in 30% or more of the Units of Buyer being listed or traded on a national securities exchange (a “QPO”), (ii) any transaction after the Closing Date in which Sponsor sells or transfers 50% or more of the Units acquired by it at the Closing to any person other than an

Affiliate of Sponsor, (iii) any sale of all or substantially all of the assets of Buyer or any refinancing of Buyer’s indebtedness that is followed by a distribution of the proceeds of such sale or refinancing to Sponsor and the other holders of Units, or (iv) any liquidation or dissolution of Buyer (the earliest of (i)-(iv), the “Liquidity Event”).

4. Expiration Date. The Option shall expire on the earlier of (i) the 10th anniversary of the Issuance Date and (ii) 180 days following the occurrence of the Liquidity Event.

5. Exercise of Option. (a) Seller may exercise the Option by delivery of a notice of exercise of such option (an “Exercise Notice”), provided that no other Exercise Notice has previously been delivered by Seller hereunder. Notwithstanding the foregoing, in connection with a proposed QPO, if at any time after delivery of the Exercise Notice, the proposed QPO is not consummated or is delayed for any reason, Seller shall be entitled to rescind the Exercise Notice previously delivered by it, such notice shall be null and void and Seller shall be entitled to deliver an Exercise Notice thereafter upon the terms and subject to the conditions contained herein.

(b) The exercise date (the “Exercise Date”) shall be ten Business Days after the date the Exercise Notice has been given in accordance with the terms of this Agreement; provided, however, subject to Section 5(a), if Seller has delivered such Exercise Notice in connection with a proposed QPO, then the Exercise Date shall be the Business Day immediately preceding the date of the closing of the QPO.

(c) On the Exercise Date, (i) Buyer shall, against payment of the Exercise Price by Seller, issue the Option Units to Seller, and (ii) Seller shall (A) purchase and accept the Option Units, and (B) assume all of the rights and obligations of a Member arising under the Operating Agreement from and after the Exercise Date. At the reasonable request of the other party hereto and without further consideration, each party hereto shall execute and deliver such additional documents and take such further action as may be necessary under all applicable laws and regulations to consummate and make effective the issuance of the Option Units. The Exercise Price shall be payable by wire transfer of immediately available funds to a bank account designated in writing by Buyer at least two (2) Business Days prior to the Exercise Date.

6. Limitation on Transfer. The Option shall be non-Transferable, other than to any Affiliate of Seller (provided that any such Affiliate agrees to Transfer the Option back to Seller or an Affiliate of Seller at or before the time it ceases to be an Affiliate of Seller). Any Option Units issued upon the exercise of the Option shall be non-Transferable (except (i) to any Affiliate of Seller, provided that any such Affiliate agrees to Transfer the Option back to Seller or an Affiliate of Seller at or before the time it ceases to be an Affiliate of Seller, (ii) in connection with the exercise of the Tag-Along or Drag-Along rights described below and (iii) any Option Units which Seller is entitled to sell in connection with the closing of a QPO pursuant to Seller’s piggyback registration rights set forth in Section 9) for the same period that Transfer of Sponsor’s Units is restricted in connection with a QPO. In the event of any purported Transfer of any Options in violation of the provisions of this Agreement, such purported Transfer shall, to the extent permitted by applicable law, be void and of no effect. For the purposes of this Agreement, “Transfer” means, with respect to any Option Units, a transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or disposition, including the grant of an option or other right, whether directly or indirectly, whether voluntarily, involuntarily or by operation of law, of such Units, and “Transferred” and “Transferee” each have a correlative meaning.

7. Tag Along Rights. In the case of a proposed Transfer of all or any portion of the Units held by Sponsor or any of its Affiliates that would result in the occurrence of a Liquidity Event, (a “Tag-Along Transfer”), Seller may exercise tag-along rights in respect of the Option Units that Seller would be entitled to upon exercise of the Option, in accordance with the terms, conditions and procedures set forth herein.

(a) At any time prior to a QPO, Sponsor shall give notice (a “Tag-Along Notice”) to Seller of any Tag-Along Transfer, setting forth the number of Units proposed to be Transferred, the name and address of the Transferee, the proposed amount and form of consideration for such Units, and any other material terms and conditions of the Tag-Along Transfer. Seller shall have a period of ten (10) Business Days from the date of the Tag-Along Notice within which to elect to sell up to the number of Option Units determined by multiplying (i) the number of Option Units held by the Seller by (ii) a fraction, the numerator of which is the number of Units proposed to be Transferred by Sponsor and its Affiliates in connection with the Tag-Along Transfer and the denominator of which is the aggregate number of Units held by Sponsor and its Affiliates immediately prior to such Tag-Along Transfer. Seller may exercise such right by delivery of an irrevocable written notice to Sponsor specifying the number of Units Seller desires to include in the Tag-Along Transfer. If Sponsor is unable to cause the Transferee to purchase all the Units proposed to be Transferred by Sponsor, Seller and any Tagging Members, then the number of Units the Transferee is willing to purchase shall be allocated pro rata based on the number of Option Units or Units held by Seller and all Members participating in such Tag-Along Transfer.

(b) Seller shall agree (i) to make the same representations, warranties, covenants, indemnities and agreements to the Transferee as made by Sponsor in connection with the Tag-Along Transfer (other than any non-competition or similar agreement or covenants that would bind Seller or its Affiliates), and (ii) to the same terms and conditions to the transfer as Sponsor agrees. Notwithstanding the foregoing, however, all such representations, warranties, covenants, indemnities and agreements shall be made by Sponsor and each other participating Member and Seller severally and not jointly, and any liability for breach of any such representations and warranties related to the Company (but, for the avoidance of doubt, not those representations relating to ownership of Units or the absence of liens on Units) shall be allocated among Sponsor, each other participating Member and Seller pro rata based on the relative number of Units to be Transferred by each of them, Seller shall not be required to accept or assume a proportionate share of any liability except to the extent that Sponsor and the participating Members accept and assume a proportionate share of such liability, and the aggregate amount of liability for Sponsor, each such participating Member and Seller shall not exceed the U.S. dollar value of the net proceeds received by Sponsor, such participating Member or Seller, respectively, in such Tag-Along Transfer.

8. Drag-Along Rights. (a) If Sponsor agrees directly or indirectly to Transfer, in any single or series of related transactions, greater than fifty percent (50%) of the total number of Units (“Drag-Along Transfer”), Sponsor may exercise drag-along rights in respect of the Option Units, as if Seller had exercised the Option, in accordance with the terms, conditions and procedures set forth herein; provided, however, that if the price per Unit in any such transaction is less than the Exercise Price, the Option shall terminate and be cancelled.

(b) Sponsor shall promptly give notice (a “Drag-Along Notice”) to Seller of any election by Sponsor to exercise its drag-along rights under this Section 8, setting forth the name and address of the Transferee, the total number of Units proposed to be Transferred by Sponsor, the proposed amount and form of consideration for such Units, and all other material terms and conditions of the Drag-Along Transfer. Such notice shall also specify the number of Units Seller shall be required to transfer, up to Seller’s Pro Rata Portion of Units. Subject to Section 8(a), any transfer of Units by Sponsor pursuant to the terms hereof shall be at the price per Unit specified in the Drag-Along Notice.

(c) Seller must agree (i) to make the same representations, warranties, covenants, indemnities and agreements as made by Sponsor in connection with the Drag-Along Transfer (other than any non-competition or similar agreement or covenants that would bind Seller or its Affiliates) and (ii) to the same terms and conditions to the transfer as Sponsor agrees. Notwithstanding the foregoing, however, all such representations, warranties, covenants, indemnities and agreements shall be made by each of Sponsor, Seller, and any other Member participating in the sale severally and not jointly and any liability for breach of any such representations and warranties related to the Company (but, for the avoidance of doubt, not those representations related to ownership of Units or the absence of liens on Units) shall be allocated among each of Sponsor, Seller, and any other participating Member pro rata based on the relative number of Units Transferred by each of them, Seller shall not be required to accept or assume a proportionate share of any liability except to the extent that Sponsor and the participating Members accept and assume a proportionate share of such liability, and the aggregate amount of liability for each of Sponsor, Seller, and any other participating Member shall not exceed the U.S. dollar value of the net proceeds received by Sponsor, Seller, or any other participating Member, respectively, in such Drag-Along Transfer.

(d) In the event that any transfer pursuant to this Section 8 is structured as a merger, consolidation, or similar business combination, Seller must further agree to (i) vote in favor of the transaction, (ii) take such other action as may be required to effect such transaction, and (iii) take all action to waive any dissenter’s, appraisal or other similar rights with respect thereto.

(e) Solely for purposes of Section 8(d) and in order to secure the performance of Seller’s obligations under Section 8(d), Seller hereby irrevocably appoints Sponsor the attorney-in-fact and proxy of Seller (with full power of substitution) to vote, provide a written consent or take any other action with respect to its Option Units as described in this paragraph if, and only in the event that, Seller fails to vote or provide a written consent with respect to its Option Units in accordance with the terms of this Section 8 or fails to take any other action in accordance with the terms of this Section 8 within three (3) days of a request for such vote, written consent or action. Upon such failure, Sponsor shall have and is hereby irrevocably granted a proxy to vote or provide a written consent with respect to the Option Units for the purposes of taking the actions required by this Section 8. Seller intends this proxy to be, and it shall be, irrevocable and coupled with an interest, and Seller shall take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revoke any proxy previously granted by it with respect to the matters set forth in this Section 8 with respect to the Units owned by Seller.

(f) If Seller fails to transfer to the Transferee the Option Units to be sold pursuant to this Section 8, Sponsor may, at its option, in addition to all other remedies it may have, deposit the purchase price (including any promissory note constituting all or any portion thereof) for such Option Units with any national bank or trust company having combined capital, surplus and undivided profits in excess of $500 million (the “Escrow Agent”), and thereupon all of Seller’s rights in and to such Option Units shall terminate. Thereafter, upon delivery to the Buyer by Seller of appropriate documentation evidencing the transfer of such Option Units to the Drag-Along Buyer, Sponsor shall instruct the Escrow Agent to deliver the purchase price (without any interest from the date of the closing to the date of such delivery, any such interest to accrue to Buyer) to Seller.

9. Piggyback Registration. In the case of a proposed QPO, Seller may exercise piggyback registration rights in respect of the Option Units that Seller would be entitled to upon exercise of the Option at the closing of the QPO, as though such Option Units were issued and outstanding prior to the QPO, in accordance with the terms, conditions and procedures set forth in the Operating Agreement.

10. Anti-Dilution. Notwithstanding anything to the contrary in this Agreement, in the event that outstanding Units are, from time to time, changed into or exchanged for a different number or kind of equity interests of Buyer or other securities of Buyer or any Buyer Successor (as hereinafter defined) by reason of a merger, consolidation, recapitalization, reclassification, stock split, stock dividend, combination of shares, or otherwise. Sponsor shall make an adjustment in the number and kind of shares as to which the Option shall be exercisable and in the Exercise Price, in such manner as is necessary so that Seller will receive upon exercise of the Option a number and kind of equity interests or other securities that Seller would have received in respect of the Option Units had the Option been exercised immediately prior to such event or the record date therefor, as applicable. As used herein, “Units” shall mean limited liability company interests of Buyer and any other equity securities referred to in the first sentence of this Section 10 and “Buyer Successor” shall mean (i) any successor to Buyer or any surviving entity resulting from a merger, consolidation or other business combination involving Buyer, (ii) any subsidiary of Buyer that is a holding company for all or substantially all of the operating assets of Buyer’s subsidiaries if such subsidiary is to be the issuer in a QPO, or (iii) any other entity, the securities of which Units are exchanged for in anticipation of a QPO.

11. Representations and Warranties of Buyer.

(a) Set forth on Exhibit A is a true, correct and complete copy of the limited liability company operating agreement of Buyer, as in effect on the date hereof, duly executed and no subsequent amendments or modifications relating thereto have been effected.

(b) Except as set forth herein or in the Operating Agreement, as of the Closing Date, (i) all of the Units set forth on Schedule B to the Operating Agreement constitute all of the issued and outstanding equity interests of Buyer; and (ii) there are no outstanding warrants, options, “phantom” equity rights, or convertible or exchangeable securities pursuant to which Buyer or Sponsor is or may become obligated to issue, sell, purchase, return or redeem any limited liability company interests, equity securities or other ownership interests of Buyer.

12. Specific Performance. The parties agree that each party would be irreparably damaged if for any reason the other party failed, in breach of its obligations hereunder, to perform any of its other obligations under this Agreement, and that the non-breaching party would not have an adequate remedy at law for money damages in such event. Accordingly, each party shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by the other party. Accordingly, if any party should institute an action or proceeding seeking specific enforcement of the provisions hereof, the other party hereby waives the claim or defense that the instituting party has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. Each party further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief. This provision is without prejudice to any other rights that each party may have against the other party for any failure to perform its obligations under this Agreement.

13. Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

14. Notices. All notices, requests, demands, waivers and communications required or permitted to be given under this Agreement shall be in writing (which shall include notice by telecopy or like transmission) and shall be deemed given (i) on the day delivered (or if that day is not a Business Day, or if delivered after the close of business on a Business Day, on the first following day that is a Business Day) when (x) delivered personally against receipt or (y) sent by overnight courier, (ii) on the day when transmittal confirmation is received if sent by telecopy (or if that day is not a Business Day, or if after the close of business on a Business Day, on the first following day that is a Business Day) and (iii) on the third Business Day after mailed by certified or registered first-class mail to the parties at the following addresses (or to such other addresses as a party may have specified by notice given to the other parties hereto pursuant to this provision):

If to Buyer, to:

ASC Acquisition, LLC

301 Commerce Street

Suite 3300

Fort Worth, TX 76102

Telecopy: 817-871-4001

Attention: General Counsel

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

2000 Pennsylvania Ave. NW, #9000

Washington, DC 20006

Telecopy: 202-974-1999

Attention: Paul D. Marquardt, Esq.

If to Seller, to:

HealthSouth Corporation

One HealthSouth Parkway

Birmingham, AL 35243

Telecopy: 205-930-7269

Attention: General Counsel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

Wilmington, Delaware 19801

Telecopy: (302) 651-3001

Attention: Robert B. Pincus, Esq.

 Allison L. Land, Esq.

15. Severability. Should any provision of this Agreement for any reason be declared invalid or unenforceable, such decision shall not affect the validity or enforceability of any of the other provisions of this Agreement, which other provisions shall remain in full force and effect and the application of such invalid or unenforceable provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall be valid and be enforced to the fullest extent permitted by Law.

16. Integration. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter.

17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

18. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to the provisions governing conflict of laws.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Buyer and Seller have caused this Agreement to be duly executed by their respective duly authorized officers.

ASC ACQUISITION LLC

By:	/s/ Clive D. Bode
	Name:	Clive D. Bode
	Title:	Vice President and Secretary

HEALTHSOUTH CORPORATION

By:	/s/ John L. Workman
	Name:	John L. Workman
	Title:	Executive Vice President and CFO

Option Agreement